UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                            FORM 11-K


      FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
       AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


(Mark One)

  [  X ]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
               EXCHANGE ACT OF 1934

                       For the fiscal year ended December 31, 1995


                                      OR


   [     ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
               EXCHANGE ACT OF 1934


                           Commission file number 1-5975


     A. Full title of plan:   Humana Retirement and Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                           Humana Inc.
                       500 West Main Street
                   Louisville, Kentucky  40202

                             1 of 21

                            I N D E X




                                                                Pages


Report of Independent Accountants                                   3


Financial Statements:

  Statement of Net Assets Available for Benefits,
     December 31, 1995 and 1994                                     4

  Statement of Changes in Net Assets Available for
     Benefits for the years ended December 31, 1995
     and 1994                                                       5

  Notes to Financial Statements                                  6-15


Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes,
     December 31, 1995 (Item 27a of Form 5500)                  16-17

  Schedule of Reportable Transactions for the year
     ended December 31, 1995 (Item 27d of Form 5500)               18

Signature Page                                                     19

Exhibit Index                                                      20

Exhibit 23 - Consent of Coopers & Lybrand L.L.P.                   21
















                REPORT OF INDEPENDENT ACCOUNTANTS



To the Retirement and Savings Plan Committee
Humana Inc.

We have audited the accompanying statement of net assets available for benefits of the Humana Retirement and Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in footnotes 8 and 9 is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund in the basic financial statements. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



COOPERS & LYBRAND L.L.P.




Louisville, Kentucky
June 14, 1996

                HUMANA RETIREMENT AND SAVINGS PLAN

          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                    December 31, 1995 and 1994





         ASSETS
                                             1995          1994


Investments:
  At fair value:
     Common stocks                       $ 194,162,703  $ 140,222,042
     NC Capital Preservation Fund           10,548,080     12,121,951
     Armada Government Fund                  6,165,701      3,297,527
     Investment contracts                    4,187,783     44,217,271
     Participant notes receivable            3,624,206      2,311,238
     Bonds and asset-backed securities         173,494      1,335,170

                                           218,861,967    203,505,199

  At contract value:
     Investment Contracts                   49,647,896


         Total investments                 268,509,863    203,505,199

Receivable from participating
     employers for participant withholdings
     and employers' contributions           13,263,046     11,530,641
Accrued interest and dividends                 112,843      1,141,836

         Total assets                      281,885,752    216,177,676



     LIABILITIES AND NET ASSETS
       AVAILABLE FOR BENEFITS

Cash overdraft                                  97,738
Due to brokers for securities purchased         79,325        258,894
Accrued expenses                               187,536        216,857
Forfeited employers' contributions
  available to reduce future
  employers' contributions                     103,368        141,911

         Total liabilities                     467,967        617,662



Net assets available for benefits        $ 281,417,785  $ 215,560,014




             The accompanying notes are an integral
                part of the financial statements.


                HUMANA RETIREMENT AND SAVINGS PLAN

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

         For the years ended December 31, 1995 and 1994




                                               1995              1994


Additions to net assets:
 Investment income:
   Net appreciation in fair value of
    investments                            $   33,796,362  $   19,849,368
   Interest                                     4,737,737       4,274,432
   Dividends                                    2,131,264         562,889

                                               40,665,363      24,686,689

 Contributions:
   Participants                                16,506,721      14,552,315
   Employers                                   19,350,367      16,216,776
 Forfeited employers' contributions              (215,876)       (360,585)
 Transfer from Prime Health 401(k) and
   Retirement Plans                                            19,810,089
 Transfer from CareNetwork 401(k)
   Salary Reduction Plan and Trust              2,445,836


      Total additions                          78,752,411      74,905,284


Deductions from net assets:

  Benefits paid to participants                12,572,425      13,044,952
  Administrative expenses                         322,215         313,311


      Total deductions                         12,894,640      13,358,263

        Net increase                           65,857,771      61,547,021

Net assets available for benefits:

  Beginning of period                         215,560,014     154,012,993


  End of period                             $ 281,417,785   $ 215,560,014




              The accompanying notes are an integral
                part of the financial statements

                  NOTES TO FINANCIAL STATEMENTS



1.  Summary of Plan:


  The Humana Retirement and Savings Plan (the "Plan") is a qualified, trusteed plan established for the benefit of the employees of Humana Inc. and its subsidiaries ("Humana") and is subject to the Employee Retirement Income Security Act of 1974 (the "Act"). The Plan maintained two accounts, the Thrift Account and the Retirement Account, prior to January 1, 1994.
No further contributions were accepted into the Thrift Account subsequent to December 31, 1993, as a new Pretax Savings Account was added to the Plan effective January 1, 1994. All Thrift Account balances as of December 31, 1993, remained in the Plan.

  Any employee of Humana who has completed at least one year of service with a sponsoring employer and has completed 1,000 hours of service is eligible to participate in the Plan's Pretax Savings Account. A participant, through payroll deductions, may contribute not less than 1% nor more than 6% of the participant's compensation per pay period. An amount equal to 50% of the participant's contributions is contributed by Humana. The Board of Directors of Humana, at its option, may increase this matching percentage up to 100%. Participants who contribute the maximum 6% amount are eligible to make voluntary contributions of amounts which do not exceed an additional 8% of their annual compensation. These voluntary contributions are not subject to employer matching contributions.


  After an employee completes two years of service with a sponsoring employer and has complied with certain other service requirements, Humana makes annual contributions to the Retirement Account of the Plan equal to 4% of each participating employee's qualifying compensation earned during the Plan year, plus 4% of any compensation that exceeds the Social Security taxable wage base. Contribution amounts are computed as of the end of each Plan year and are nonforfeitable.

  Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the Internal Revenue Code of 1986 ("IRC") as amended.

  If Humana terminates the Plan, the entire interest of each participant shall become nonforfeitable and distributable generally as benefits to withdrawing participants.

  Contributions to the Plan are invested by National City Trust Company (the "Trustee") in seven separate participant directed investment funds as follows:

    Interest Income Fund: In obligations of the United States and United States Government agencies, debentures, notes or other evidences of indebtedness, shares of preferred stock and any other property, the rate of return from which is established by the instruments evidencing the investments, including principal and interest contracts.

    Stock Index Fund: In units of the State Street Flagship Domestic Index Comingled Trust Fund which invests exclusively in securities which attempt to match the return of the Standard and Poor's 500 Index.

    Humana Common Stock Fund: In Humana common stock or, in U.S. Treasury Bills, commercial paper, certificates of deposit and money market funds as determined by the Trustee. All employer contributions to the Pretax Savings Account are invested in this fund. Employer contributions may be made in cash, in shares of Humana common stock, or a combination thereof. At December 31, 1995 and 1994, this fund included $69,269,143 and $54,988,462, respectively, of non-participant directed funds related to the 401(k) employer match.

                           Continued
            NOTES TO FINANCIAL STATEMENTS, Continued



1.  Summary of Plan, continued:


    Aggressive Growth Fund: In shares of Fidelity Contrafund which invests in common stocks and securities convertible into common stock which have market values appearing low relative to underlying value or future earnings and growth potential. The Fidelity Contrafund may also invest in, among other investments, convertible securities, warrants, preferred stock, bonds, foreign securities, covered call options, put options, repurchase agreements, and cash equivalent securities.

    Balanced Fund: In shares of Fidelity Balanced Fund which invests in common and preferred stocks, straight debt issues (including government securities) or debt securities with equity conversion or purchase rights and in cash and cash equivalents, the objective of which is to emphasize current income while secondarily striving to attain capital growth.

    International Fund: In shares of Harbor International Fund which invests in equity securities, American Depositary Receipts, European Depositary Receipts, securities convertible into common stock, government securities, and non-convertible preferred stocks of issuers domiciled outside the United States so as to achieve long-term growth of capital.
The Harbor International Fund may also invest in cash equivalent securities, such as Treasury bills, commercial paper and certificates of deposit.

    Small Capitalization Fund: In shares of Provident Small Cap Fund which invests in equity securities consisting primarily of emerging growth companies and companies selected for investment because of their unique situation. The Provident Small Cap Fund may also invest in cash equivalent securities, such as U.S. Treasury bills, commercial paper and certificates of deposit.

  A participant may allocate his/her contributions to the Pretax Savings Account and Humana's contribution to the Retirement Account among the various funds in increments of not less than 1%. In the absence of such allocation, these contributions are invested in the Interest Income Fund. In connection with a change in allocation of a participant's or Humana's future contributions among the seven Plan funds and a change in the investment of existing accounts ("Transfers"), the value of Transfers to or from the Humana Common Stock Fund will reflect the price or prices at which all shares are purchased, sold or transferred before, on or after the participant's monthly election rather than transferring strictly based on the value at the monthly closing price.

  The value of a participant's interest, including employer contributions, is generally payable upon the occurrence of one of the following events:
(1) the participant's retirement on or after the date he/she attains age 65;
(2) the participant's early retirement after attaining age 55 and having been credited with two years of service; (3) a determination by Humana upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (4) the participant's death. Employee contributions are nonforfeitable. Participants who withdraw from the Pretax Savings Account prior to being credited with four years of participation or five years of service with Humana are eligible to receive generally the value of employer contributions at the withdrawal date, exclusive of those made during the two years preceding withdrawal. Employer contributions become totally nonforfeitable after the participant is credited with four years of participation in the Plan or five years of service with Humana.

  Employer contributions forfeited as a result of withdrawal following termination of employment will be available to reduce the amount of subsequent employer contributions to the Pretax Savings Account. If a former participant

                          Continued

            NOTES TO FINANCIAL STATEMENTS, Continued



1.  Summary of Plan, continued:


is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

  A participant may generally withdraw an amount from the Thrift Account equal to the value of the participant's account as of the valuation date following the date the withdrawal request is received by the Plan administrator. Effective January 1, 1994, in the event funds are needed because of extreme financial hardship as defined by law, the participant may be allowed to make a withdrawal from his/her Pretax Savings Account.
In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.

  Benefits under the Plan are payable to withdrawing participants including retirees as follows:

  (a) A lump sum distribution in cash or, in the event of a distribution from the Humana Common Stock Fund, partially or totally in Humana Common Stock, or

  (b) Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary, or

  (c) A life annuity form of payment, or

  (d) A life annuity with guaranteed payments.

  Operating expenses of the Plan are paid by the Plan.

  There were approximately 13,000 and 12,000 participants at December 31, 1995 and 1994, respectively, who had allocated their contributions to one or more funds as follows:

                                                  1995       1994


      Interest Income Fund                      11,946     10,905
      Humana Common Stock Fund                  10,053      9,239
      Stock Index Fund                           5,656      5,370
      Aggressive Growth Fund                     4,466      3,751
      Balanced Fund                              3,980      3,511
      Small Capitalization Fund                  3,192      2,607
      International Fund                         2,680      2,287



  Effective January 1, 1994, participants may borrow from their fund accounts. The aggregate of the loans to a participant shall not exceed the lesser of $50,000 or 50% of the vested portion of his/her participant contribution accounts, voluntary contribution accounts plus his/her employer thrift and pretax savings accounts to which he/she would be entitled to if he/she incurred a termination of employment. The minimum a participant may borrow is $500. Loan transactions are treated as a transfer to (from) the investment fund

                             Continued

            NOTES TO FINANCIAL STATEMENTS, Continued



1.  Summary of Plan, continued:


from (to) the Participant Notes Fund. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate in accordance with Department of Labor rules and regulations, as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions.

  Humana has the right, under the Plan, to discontinue its contribution at any time and to terminate the Plan subject to the provisions of the Act.
If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by Humana.


2.  Merger:


  Effective July 6, 1995, the assets of CareNetwork, Inc.'s, a wholly owned subsidiary of Humana, CNI 401(k) Salary Reduction Plan and Trust were merged with the Plan. The market value of the assets transferred was $2,445,836.

  Effective January 1, 1994, the assets of two 401(k) plans and a retirement plan of a wholly-owned subsidiary of Humana were merged with the Plan ( the "Prime Health Plans"). The market value of the assets transferred were as follows:

    Prime Health 401 (k) Plan for employees covered by a
      Collective Bargaining Agreement                      $  1,107,060
    Prime Health 401(k) Plan                                  5,390,460
    Prime Health Retirement Plan                             13,312,569


                                                           $ 19,810,089




3.  Summary of Significant Accounting Policies:


  Benefits are recorded when paid.

  Net appreciation in fair value of investments consists of both realized gains or losses and unrealized appreciation or depreciation.

  Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the period; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices.

  The fair values of units in the Armada Government Funds (formerly NCC Funds Government Portfolio), and the NC Capital Preservation Fund (formerly the NCB Capital Preservation Fund), are determined by the Trustee based upon the securities comprising the funds. The fair values for those securities represent the last

                             Continued

            NOTES TO FINANCIAL STATEMENTS, Continued



3.  Summary of Signifigant Accounting Policies, Continued


recorded sale of the year. In the absence of recorded sales, and for securities not listed on a national securities exchange, the fair values represent the mean of bid and asked prices obtained from certified investment brokers.

  The Interest Income Fund investments include, among others, investment contracts, collateralized mortgage obligations, bonds, asset-backed securities and other fixed income obligations such as commercial paper. Effective January 1, 1995, the Plan adopted Statement of Position 94-4
(SOP 94-4), Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans. SOP 94-4 requires each investment contract for insurance companies to be carried at contract value, which represents contributions plus interest earned at specified rates. Prior to January 1, 1995, investment contracts for insurance companies were carried at fair value. Investment contracts for banks are carried at fair value. The collateralized mortgage obligations, bonds and asset-backed securities are recorded at fair value. These securities are not listed on a national securities exchange. The fair values represent the mean of bid and asked prices obtained from certified investment brokers.


4.  Investments:


  The following table sets forth the fair value/contract value of investments at December 31, 1995. Investments that represent 5% or more of the Plan's net assets as well as investments in excess of $2,000,000 as of December
31, 1995 have been separately identified:


                                           Par or Maturity
                                          Value/Number of       Fair Value/
          Issuer                           Units or Shares    Contract Value

  Investments at Fair Value:
    Common Stocks:
      Humana Inc. Common Stock                 4,699,972    $ 128,661,734
      State Street Flagship Domestic
       Index Fund                                278,402       27,022,268
      Fidelity Balanced Fund                     686,289        9,278,626
      Harbor International Fund                  228,679        6,366,437
      Provident Small Cap Fund                   479,845        7,039,326
      Fidelity Contrafund                        415,421       15,794,312

                                                              194,162,703

    Obligations due within one year:
      NC Capital Preservation Fund            10,548,080       10,548,080
      Armada Government Fund                   6,165,701        6,165,701

                                                               16,713,781
    Investment contracts - Banks:
      Bankers Trust Co.                    $   2,402,737        2,402,737
      Other                                $   1,785,046        1,785,046

                                                                4,187,783


                           Continued
            NOTES TO FINANCIAL STATEMENTS, Continued



                                          Par or Maturity
                                          Value/Number of      FairValue/
          Issuer                          Units or Shares    Contract Value



    Bonds and asset-backed securities:
      Various                             $      174,135          173,494

    Participant notes receivable:
      Various                              $   3,624,206        3,624,206


  Investments at Contract Value:
   Investment Contracts Insurance Companies:

      Canada Life Assurance Co.            $   3,000,000        3,096,921
      Commonwealth Life Insurance Co.      $   4,000,000        4,292,000
      Continental Assurance Co.            $   3,000,000        3,056,298
      Life of Virginia                     $   2,000,000        2,098,946
      Lincoln National Life Insurance Co.  $   3,000,000        3,244,884
      Metropolitan Life Insurance Co.      $   4,000,000        4,107,726
      New York Life Insurance Co.          $   3,234,409        3,247,488
      New York Life Insurance Co.          $   4,416,871        4,435,841
      New York Life Insurance Co.          $   3,000,000        3,161,562
      Protective Life Insurance Co.        $   2,330,991        2,448,065
      Provident Life & Accident
       Insurance Co.                       $   2,418,439        2,433,762
      Prudential Insurance Co.             $   2,000,000        2,085,499
      TransAmerica Accidental Life
       Insurance Co.                       $   3,000,000        3,182,795
      Others                               $   8,268,857        8,756,109

                                                               49,647,896


                                                            $ 268,509,863


  During the year ended December 31, 1995, the Plan's investments (including investments bought, sold and held during the period) appreciated in value as follows:

     Common stocks                                           $ 33,779,507
     Bonds and asset-backed securities                             16,855

                                                             $ 33,796,362


  The per share closing price of Humana common stock was $27.375 on December 29, 1995 (the last trading day of 1995). On June 14, 1996, the per share closing price of Humana common stock was $18.50.




                           Continued


            NOTES TO FINANCIAL STATEMENTS, Continued




5.   Reconciliation of Financial Statements to Form 5500:


  The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

                                                               >
                                          December 31, 1995  December 31, 1994


    Net assets available for benefits
     per the financial statements         $ 281,417,785      $ 215,560,014

      Amount allocated to withdrawn
        participants                           (756,251)          (939,918)


    Net assets available for benefits
     per the Form 5500                    $ 280,661,534      $ 214,620,096


  The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                      For the year ended   For the year ended
                                       December 31,1995     December 31, 1994

    Benefits paid to participants
     per the financial statements          $ 12,572,425       $ 13,044,952

      Add:  Amounts allocated to
       withdrawing participants at
       end of year                              756,251            939,918

      Less: Amounts allocated to
       withdrawing participants at
       beginning of year                       (939,918)        (2,260,295)

      Less: Amounts allocated to
       withdrawing participants for
       the Prime Health Plans
       at December 31, 1993                                        (79,713)

    Benefits paid to participants
       per the Form 5500                   $ 12,388,758       $ 11,644,862



  Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.







                           Continued
            NOTES TO FINANCIAL STATEMENTS, Continued



6.  Subsequent Event:


  On October 11, 1995 the Company completed its acquisition of EMPHESYS Financial Group, Inc. ("EMPHESYS") for a total purchase price of approximately $650 million. Effective April 1, 1996, the assets of Employers Health Insurance Profit Sharing Plan (a qualified defined contribution plan of EMPHESYS) were merged with the Plan. The market value of the net assets of EMPHESYS at the time of the transfer were $91,180,085.


7.  Income Tax Status:


  The Internal Revenue Service has determined and informed Humana by a letter dated May 19, 1994, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.



                                NOTES TO FINANCIAL STATEMENTS, Continued


8.    Activity by Fund for Year Ended December 31, 1995:


                       Interest               Humana                                                Small
                        Income   Stock Index  Common     Aggressive   Balanced  International  Capitalization  Participant
                         Fund       Fund    Stock Fund  Growth Fund     Fund        Fund            Fund       Notes Fund   Total


Additions to
 net assets:
  Investments income:
   Net appreciation
   in fair value of
   investments   $    16,854 $  7,282,750 $  21,952,019  $  2,399,115  $  726,434  $  694,582   $  724,608             $ 33,796,362
  Interest         4,480,403        1,310        21,405         3,572       2,203       1,401        1,622 $  225,821     4,737,737
  Dividends                                                 1,239,362     351,243     119,329      421,330                2,131,264

                   4,497,257    7,284,060    21,973,424     3,642,049   1,079,880     815,312    1,147,560    225,821    40,665,363

Contributions:
  Participants     2,571,118    1,511,612     4,160,731     3,102,809   2,329,219   1,273,477    1,557,755               16,506,721
  Employers        8,133,603    1,760,797     8,090,570       570,396     285,005     248,434      261,562               19,350,367
  Forfeited
   employers'
   contributions                               (215,876)                                                                   (215,876)
Transfer from
  CareNetwork
  401 (k) Salary
  Reduction
  Plan and Trust     968,117      173,807       372,216       191,956     271,514     145,590      126,824    195,812     2,445,836

Total additions   16,170,095   10,730,276    34,381,065     7,507,210   3,965,618   2,482,813    3,093,701    421,633    78,752,411


Deductions from
 net assets:
   Benefits paid
   to participants 5,065,892      914,786     4,971,191       654,072     373,711     218,279      253,859    120,635    12,572,425
   Administrative
    expenses         100,777       42,303       139,535        15,167       9,699       6,737        7,997                  322,215
   Interfund
    Transfers      1,465,073      393,022      (172,437)     (734,783)    339,778     (14,125)    (215,702)(1,060,826)

Total deductions   6,631,742    1,350,111     4,938,289       (65,544)    723,188     210,891       46,154   (940,191)   12,894,640


Net increase       9,538,353    9,380,165    29,442,776     7,572,754   3,242,430   2,271,922    3,047,547  1,361,824    65,857,771

Net assets available
  for benefits:
    Beginning
     of period    69,013,374   19,439,843    100,891,864    8,872,474   6,359,340   4,354,313    4,292,385  2,336,421   215,560,014
    End of
    period       $78,551,727  $28,820,008   $130,334,640  $16,445,228  $9,601,770  $6,626,235   $7,339,932 $3,698,245  $281,417,785

                                NOTES TO FINANCIAL STATEMENTS, Continued


9. Activity by Fund for the Year Ended December 31, 1994:



                       Interest               Humana                                              Small
                        Income   Stock Index  Common     Aggressive  Balanced  International  Capitalization  Participant
                         Fund       Fund    Stock Fund  Growth Fund     Fund       Fund            Fund       Notes Fund   Total

Additions to
 net assets:
  Investment income:
   Net appreciation
    (depreciation) in
    fair value of
    investments  $   (57,225) $   185,817   $ 20,739,656  $  (168,919) $ (497,182) $ (113,625)  $ (239,154)            $ 19,849,368
   Interest        4,151,780        2,930         15,375        5,776       5,059       3,000        3,114  $   87,398    4,274,432
   Dividends                                                    7,302     164,659     191,349      199,579                  562,889

                   4,094,555      188,747     20,755,031     (155,841)   (327,464)     80,724      (36,461)     87,398   24,686,689
Contributions:
  Participants     2,275,167    1,346,851      3,340,950    2,772,171   2,240,024   1,159,264    1,417,888               14,552,315
  Employers        7,277,276    1,817,408      6,210,353      352,688     237,509     181,931      139,611               16,216,776
  Forfeited
   employers'
   contributions                                (360,585)                                                                  (360,585)
Transfers from
  Prime Health
  401(k) and
  Retirement
  Plans           19,810,089                                                                                             19,810,089

Total additions   33,457,087    3,353,006     29,945,749    2,969,018   2,150,069   1,421,919    1,521,038      87,398   74,905,284

Deductions from
 net assets:
   Benefits paid
    to
    participants   4,908,738    1,225,619      6,269,054      202,110     179,878      95,532      133,331      30,690   13,044,952
   Administrative
    expenses         106,219       36,064        149,507        7,865       5,139       4,251        4,131         135      313,311
   Interfund
    transfers     19,124,540      740,236     (1,136,223)  (6,113,431) (4,394,288) (3,032,177)  (2,908,809) (2,279,848)
Total deductions  24,139,497    2,001,919      5,282,338   (5,903,456) (4,209,271) (2,932,394)  (2,771,347) (2,249,023)  13,358,263

Net increase       9,317,590    1,351,087     24,663,411    8,872,474   6,359,340   4,354,313    4,292,385   2,336,421   61,547,021

Net assets
 available for
  benefits:
   Beginning
    of period     59,695,784   18,088,756     76,228,453                                                                154,012,993
   End of period $69,013,374  $19,439,843   $100,891,864   $8,872,474  $6,359,340  $4,354,313   $4,292,385  $2,336,421 $215,560,014





                                   HUMANA RETIREMENT AND SAVINGS PLAN
                                       PLAN #002  EIN #61-0647538
                             SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            December 31, 1995
                                         (Item 27a of Form 5500)

                                                           Par or Maturity
                                 Stated                    Value/Number of             Fair Value/
Issuer                         Issuer Rate  Maturity Date  Units or Shares    Cost    Contract Value


Investments at
 Fair Value:
   Common stocks:

    Humana Inc. Common Stock                                 4,699,972     $50,995,489  $128,661,734
    State Street Flagship
     Domestic Index Fund                                       278,402      17,570,432    27,022,268
    Fidelity Balanced Fund                                     686,289       9,041,756     9,278,626
    Harbor International Fund                                  228,679       5,795,824     6,366,437
    Provident Small Cap Fund                                   479,845       6,562,710     7,039,326
    Fidelity Contrafund                                        415,421      13,604,585    15,794,312

                                                                           103,570,796   194,162,703
Obligations due within one year:

   NC Capital Preservation Fund                             10,548,080      10,548,080    10,548,080
   Armada Government Fund                                    6,165,701       6,165,701     6,165,701

                                                                            16,713,781    16,713,781

Investment contracts - Banks:

   Bankers Trust Co.                8.54%   04/1997        $ 2,402,737       2,402,737     2,402,737
   Bankers Trust Co.                8.83%   06/1999        $ 1,785,046       1,785,046     1,785,046

                                                                             4,187,783     4,187,783


Bonds and asset - backed securities:
   Case Equipment Trust             5.40%   06/1998        $    20,002          19,987        19,987
   GMAC 1992 F Grantor Trust        4.50%   09/1997        $   154,133         153,483       153,507

                                                                               173,470       173,494


   Participant notes receivable  7.00% - 10.00%            $ 3,624,206       3,624,206     3,624,206




                                                Continued

                                   HUMANA RETIREMENT AND SAVINGS PLAN
                                        PLAN #002 EIN #61-0647538
                             SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            December 31, 1995
                                         (Item 27a of Form 5500)

                                                           Par or Maturity
                                 Stated                    Value/Number of             Fair Value/
Issuer                         Issuer Rate  Maturity Date  Units or Shares    Cost    Contract Value


Investments at
 Contract Value:
  Investment Contracts
   Insurance Company:

   Canada Life Assurance Co.        5.71%    09/1998       $ 3,000,000       3,000,000     3,096,921
   Commonwealth Life Insurance Co.  7.30%    12/1999       $ 4,000,000       4,000,000     4,292,000
   Confederation Life Insurance
    Co., Group Annuity Contract     8.46%    05/1996       $   711,780         711,780       723,319
   Confederation Life Insurance
    Co., Group Annuity Contract     9.44%    05/1995       $   996,492         996,492     1,014,382
   Continental Assurance Co.        7.66%    09/1999       $ 3,000,000       3,000,000     3,056,298
   Life of Virginia                 6.20%    12/1998       $ 2,000,000       2,000,000     2,098,946
   Lincoln National
    Life Insurance. Co.             8.12%    05/1999       $ 3,000,000       3,000,000     3,244,884
   Metropolitan Life Insurance
    Co., Group Annuity Contract     8.30%    01/1998       $   389,919         389,919       518,027
   Metropolitan Life Insurance
    Co., Group Annuity Contract     8.55%    01/1998       $   746,092         746,092       998,823
   Metropolitan Life Insurance
    Co., Goup Annuity Contract      6.22%    05/2000       $ 1,500,000       1,500,000     1,550,682
   Metropolitan Life Insurance
    Co., Group Annuity Contract     6.25%    07/2000       $ 4,000,000       4,000,000     4,107,726
   New York Life Insurance
    Co., Group Annuity Contract     7.26%    05/1997       $ 3,234,409       3,234,409     3,247,488
   New York Life Insurance Co.,
    Group Annuity Contract          7.36%    05/1997       $ 4,416,871       4,416,871     4,435,841
   New York Life Insurance Co.,
    Group Annuity Contract          7.22%    03/2000       $ 3,000,000       3,000,000     3,161,562
   Principal Mutual Life
    Insurance Co.                   8.62%    05/1997       $ 1,036,358       1,036,358     1,043,642
   Principal Mutual Life
    Insurance Co.                   8.62%    05/1998       $ 1,036,358       1,036,358     1,043,642
   Protective Life Insurance Co.,
    Group Annuity Contract          8.70%    05/1996       $ 2,330,991       2,330,991     2,448,065
   Provident Life & Accident Ins.
    Co., Group Annuity Contract     7.70%    05/1997       $ 1,851,858       1,851,858     1,863,592
   Provident Life & Accident Ins.
    Co., Group Annuity Contract     7.72%    05/1997       $ 2,418,439       2,418,439     2,433,762
   Prudential Insurance Co.         5.12%    02/1999       $ 2,000,000       2,000,000     2,085,499
   TransAmerica Accidental Life
    Insurance Co.                   7.31%    02/2000       $ 3,000,000       3,000,000     3,182,795

                                                                            45,869,567    49,647,896

                                                                          $175,939,603  $268,509,863






                           HUMANA RETIREMENT AND SAVINGS PLAN
                                PLAN #002  EIN #61-0647538
                            SCHEDULE OF REPORTABLE TRANSACTIONS
                           For the year ended December 31, 1995
                                 (Item 27d of Form 5500)


                                                         Sale of Assets
                                       --------------------------------------------------

 Issuer                   Purchase     Selling Price     Cost of Asset       Gain /(Loss)


Armada Government Fund   $48,185,679   $45,317,505       $45,317,505






                            SIGNATURES








Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Retirement and Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


HUMANA RETIREMENT AND SAVINGS PLAN

BY:


/s/Arthur P. Hipwell
_______________________________
Arthur P. Hipwell
Senior Vice President &
 General Counsel




June 27, 1996




                          Exhibit Index







            Exhibit 23              Consent of Coopers & Lybrand L.L.P.